UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. ___)*
Alteryx, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
02156B103
(CUSIP Number)
June 12, 2017
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02156B103

1	Name of Reporting Person: Abdiel Qualified Master Fund, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 537,317
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 537,317
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 537,317
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% *
12	TYPE OF REPORTING PERSON PN

* Based on 10,350,000 shares of Class A Common Stock outstanding as of May 8, 2017, as reported in the Issuer's Report on Form 10-Q for the period ended March 31, 2017 filed with the Securities and Exchange Commission on May 11, 2017.

CUSIP No. 02156B103

1	Names of Reporting Person: Abdiel Capital, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,683
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,683
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 19,683
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% *
12	TYPE OF REPORTING PERSON PN

* Based on 10,350,000 shares of Class A Common Stock outstanding as of May 8, 2017, as reported in the Issuer's Report on Form 10-Q for the period ended March 31, 2017 filed with the Securities and Exchange Commission on May 11, 2017.

CUSIP No. 02156B103

1	Names of Reporting Person: Abdiel Capital Management, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 557,000 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 557,000 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 557,000 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% **
12	TYPE OF REPORTING PERSON OO

* Consists of 537,317  shares of Common Stock held by Abdiel Qualified Master Fund, LP and 19,683 shares of Common Stock held by Abdiel Capital, LP.
** Based on 10,350,000 shares of Class A Common Stock outstanding as of May 8, 2017, as reported in the Issuer's Report on Form 10-Q for the period ended March 31, 2017 filed with the Securities and Exchange Commission on May 11, 2017.

CUSIP No. 02156B103

1	Names of Reporting Person: Abdiel Capital Advisors, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 557,000 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 557,000 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 557,000 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% **
12	TYPE OF REPORTING PERSON PN, IA

* Consists of 537,317  shares of Common Stock held by Abdiel Qualified Master Fund, LP and 19,683 shares of Common Stock held by Abdiel Capital, LP.
** Based on 10,350,000 shares of Class A Common Stock outstanding as of May 8, 2017, as reported in the Issuer's Report on Form 10-Q for the period ended March 31, 2017 filed with the Securities and Exchange Commission on May 11, 2017.

CUSIP No. 02156B103

1	Names of Reporting Person: Colin T. Moran I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 557,000 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 557,000 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 557,000 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% **
12	TYPE OF REPORTING PERSON IN

* Consists of 537,317 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 19,683 shares of Common Stock held by Abdiel Capital, LP.
** Based on 10,350,000 shares of Class A Common Stock outstanding as of May 8, 2017, as reported in the Issuer's Report on Form 10-Q for the period ended March 31, 2017 filed with the Securities and Exchange Commission on May 11, 2017.

CUSIP No. 02156B103
SCHEDULE 13G

Item 1(a)	Name of Issuer: Alteryx, Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices: 3345 Michelson Drive, Suite 400, Irvine, CA 93001
Item 2(a)	Name of Persons Filing: Abdiel Qualified Master Fund, LP Abdiel Capital, LP Abdiel Capital Management, LLC Abdiel Capital Advisors, LP Colin T. Moran
Item 2(b)	Address of Principal Business Office, or if None, Residence: 410 Park Avenue, Suite 930, New York, NY 10022
Item 2(c)
Citizenship:

 Abdiel Qualified Master Fund, LP – Cayman Islands

Abdiel Capital, LP - Delaware

Abdiel Capital Management, LLC - Delaware

Abdiel Capital Advisors, LP - Delaware

Colin T. Moran – United States

Item 2(d)	Title of Class of Securities: Class A Common Stock
Item 2(e)	CUSIP Number: 02156B103
Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is: Not Applicable.
Item 4
Ownership:

(a) through (c):

The information requested herein is incorporated by reference to the cover pages to this Schedule 13G.

Abdiel Capital Management, LLC and Abdiel Capital Advisors, LP serve as the general partner and the investment manager, respectively, of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP.  Colin T. Moran serves as managing member of Abdiel Capital Management, LLC and Abdiel Capital Partners, LLC, which serves as the general partner of Abdiel Capital Advisors, LP.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of the Class: Not Applicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.
Item 8	Identification and Classification of Members of the Group: Not Applicable.
Item 9	Notice of Dissolution of Group: Not Applicable.
Item 10
Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 02156B103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 22, 2017

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually

CUSIP No. 02156B103
EXHIBIT 1
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Date:  June 22, 2017

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually